VIR BIOTECHNOLOGY, INC.

499 Illinois Street, Suite 500

San Francisco, California 94158

October 8, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Irene Paik, Mary Beth Breslin, Ibolya Ignat and Angela Connell

Re:	Vir Biotechnology, Inc.

Registration Statement on Form S-1, as amended (File No. 333-233604)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Vir Biotechnology, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on October 10, 2019, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the Staff.

Once the Registration Statement has been declared effective, please orally confirm that event with Laura Berezin of Cooley LLP at (650) 843-5128, or in her absence, Sara Semnani at (310) 883-6467.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Vir Biotechnology, Inc.

/s/ Howard Horn
By:	Howard Horn
Title:	Chief Financial Officer

[Signature Page to Acceleration Request]